Exhibit 23.2
Consent of Independent Registered Public Accounting Firm

The Board of Directors
SUPERVALU Enterprises, Inc.:

We consent to the use of our reports dated April 24, 2018, with respect to the consolidated balance sheets of SUPERVALU INC. as of February 24, 2018 and February 25, 2017, and the related consolidated statements of operations, comprehensive income, stockholders' equity (deficit), and cash flows for each of the fiscal years in the three-year period ended February 24, 2018, and the related notes (collectively, the "consolidated financial statements"), and the effectiveness of internal control over financial reporting as of February 24, 2018, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.
/s/ KPMG LLP
Minneapolis, Minnesota
June 26, 2018